FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2002 (Third Quarter Report)

EUROZINC MINING CORPORATION

(Translation of registrant's name into English)

Suite 1045 – 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X______

Form 40-F__________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________

No____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation

(Registrant)

Date: December 5, 2002

By:

“Ron A. Ewing”

[Print]

Name:

Ron A. Ewing

Title:

Exec. Vice-President/

Secretary-Treasurer

EuroZinc

CONSOLIDATED BALANCE SHEETS As of September 30, 2002

	September 30, 2002	Dec 31, 2001
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$ 310,751	$ 704,106
Accounts receivable and refundable taxes	693,265	512,363
Prepaid expenses and deposits	60,383	138,170
	1,064,399	1,354,639

Deferred financing costs	3,936	15,743

Mineral properties
Mineral properties acquisition	9,333,510	9,224,909
Deferred expenditures (note 4)	20,271,455	16,728,010
	29,604,965	25,952,919

Capital assets (note 3)	8,374,183	8,292,327

	$ 39,047,483	$ 35,615,628

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 1,185,137	$ 1,976,939
Convertible loan – current portion (note 7)	5,415,288	5,412,993
Current portion of capital lease	23,884	14,662
	6,624,309	7,404,594

Long-term Liabilities
Long-term portion of capital lease	24,855	12,747
Deferred payables	864,221	-
Convertible loan (note 7)	6,012,352	2,835,287
Long-term payables	13,912,370	13,912,370
	20,813,798	16,760,404

Shareholders’ equity:
Share capital (note 6)	33,001,527	31,835,082
Equity component of convertible loans	2,688,634	2,688,634
Deficit	(24,080,785)	(23,073,086)
	11,609,376	11,450,630

	$ 39,047,483	$ 35,615,628

See accompanying notes to consolidated financial statements

EuroZinc

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited) For the periods ended September 30, 2002 and 2001

	Three months ended		Nine months ended
	Sept. 2002	Sept. 2001	Sept. 2002	Sept. 2001

Revenue
Interest and Other Income	$ -	$ 2,409	$ 208	$ 19,960
Operation and Administration Expenses
Amortization	25,518	23,213	74,503	51,806
Professional Fees	77	92,204	2,706	355,949
Insurance	6,859	10,341	22,351	22,379
Accounting and Legal	30,389	29,720	146,227	106,949
Bank Charges and Interest	130,503	83,089	333,913	288,376
Filing and Transfer Agent Fees	3,077	2,429	18,694	10,920
Management Fees	16,419	19,057	90,412	115,127
Office	10,668	32,398	55,282	101,387
Rent	6,103	35,045	17,105	111,805
Shareholder Communications	19,073	17,779	57,637	51,383
Printing	2,686	3,064	42,061	46,198
Travel and Accommodation	5,726	7,796	74,339	78,376
Wages	51,452	145,555	232,914	401,022
	308,549	501,691	1,168,144	1,741,677
Less: Cost Recovery	(157)	(28,059)	(5,517)	(89,054)
	308,391	473,632	1,162,627	1,652,623

Loss for the period before foreign exchange loss	308,391	471,223	1,162,419	1,632,663
Foreign Exchange (Gain) Loss	(111,787)	160,526	(14,790)	20,533

Write off Accounts Payable	-	-	(134,602)	-
Disposal of capital assets	5,243	-	(5,328)	-
Net Loss for the period	201,847	631,749	1,007,699	1,653,196
Deficit - Beginning of Period (Note 2 (b) )	23,878,938	20,816,950	23,073,086	19,795,503
Deficit - End of Period	$24,080,785	$21,448,699	$24,080,785	$21,448,699

Loss per Share	(0.003)	(0.011)	(0.015)	(0.030)
Weighted average number of shares outstanding			65,054,973	55,523,507

See accompanying notes to consolidated financial statements

EuroZinc

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) For the periods ended September 30, 2002 and 2001

	Three months ended		Nine months ended
	Sept. 2002	Sept. 2001	Sept. 2002	Sept. 2001

Cash provided by (used for):
Operating Activities
Net Loss for the Period	$ (201,847)	$ (631,749)	$ (1,007,699)	$ (1,653,196)
Non-Cash Items
Amortization	25,518	17,743	74,503	39,815

Unrealized foreign exchange loss / (gain)	-	156,329	2,295	202,731

Deferred payables	100,286	-	864,221	-
Write off capital assets	7,322	-	25,507	-
Increase in assets from PA	438	-	(208,529)	-
Common shares issued for interest	-	-	119,348	240,237
Change in non-cash working capital items
Accounts Receivable and refundable taxes	(120,055)	(12,635)	(180,902)	53,228
Prepaid expenses and deposits	433	923	77,787	(4,803)
Accounts Payable & Accrued Liabilities	(186,595)	(72,299)	(791,802)	108,533
Deferred financing costs	3,935	3,936	11,807	11,808
	(370,564)	(537,753)	(1,013,464)	(1,001,647)

Financing Activities
Shares Issued for Cash - Net	77	250,000	1,109,924	1,119,687

Financing Costs	(13,698)	-	(62,827)	-
Capital Lease Payments	(2,527)	(1,659)	(9,980)	(11,748)
Convertible Loan	933,780	367,750	3,177,065	367,750
	917,592	616,091	4,214,182	1,475,688

Investing Activities
Mineral Properties Expenditures	(1,145,961)	(250,917)	(3,543,445)	(1,567,884)
Acquisition of Mineral Properties	-	(10,994)	-	(25,976)
Acquisition of Capital Assets	20,814	(891)	(50,628)	(33,931)
	(1,125,147)	(262,802)	(3,594,073)	(1,627,791)

Increase (decrease) in cash	(578,119)	(184,463)	(393,355)	(1,153,750)

Cash and Cash Equivalents - Beginning of Period	888,870	454,293	704,106	1,423,580

Cash and Cash Equivalents - End of Period	$ 310,751	$ 269,830	$ 310,751	$ 269,830

See accompanying notes to consolidated financial statements

EuroZinc

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) For the nine months ended September 30, 2002 and 2001

1. Basis of presentation

These unaudited Interim Consolidated Financial Statements have been prepared pursuant to the accounting standards established by the Canadian Institute of Chartered Accountants for “Interim Financial Statements”.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and they should be read in conjunction with the most recent annual financial statements and notes included in the Company’s annual report for the year ended December 31, 2001.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods.  The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of results to be expected for the entire year ending December 31, 2002.

2. Changes in accounting policies

(a) Stock-based compensation

      Effective January 1, 2002, the Company adopted the new recommendations of the CICA in Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Section 3870 is applied prospectively to all stock-based payments granted on or after January 1, 2002.  The new section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting.  The Company has not granted such stock-based payments and, consequently, the adoption of the new standard has no impact on the 2002 figures presented.

      The new section also encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The Company, however, has elected to follow the intrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense is recorded if the exercise price of the share options granted is not below the share’s market price at the date of the grant. The Company will disclose pro-forma net income and pro-forma earnings per share determined under the fair value method of accounting when such transactions occur.

  (b) Foreign exchange translation

Effective January 1, 2002, the Company adopted the revised recommendations of the CICA on the translation of foreign currencies. The revised Section 1560 is effective for fiscal years beginning on or after January 1, 2002 and applied retroactively, with restatement of prior period financial statements. Under the revised accounting policy, foreign exchange gains and losses on long-term debt are no longer deferred and amortized over the term of the debt, but are charged to earnings in the period they arise. The Company had deferred amounts associated with the convertible loan as follows: a gain of $36,320 for 1999; a loss of $64,491 for 2000 and a loss of $104,597 for 2001. Accordingly, the Company has restated prior years beginning deficits as shown in table below. For year 2001, the net loss for the year was increased by $104,597; the net losses for the 2001 Interim Periods have not been restated.

	2001	2000
Deficit, beginning of year, as previously reported	$ 19,767,332	$ 17,265,603
Change in accounting policy, deferred foreign exchange loss (gain)	28,171	(36,320)
Deficit, beginning of year, as restated	19,795,503	17,229,283
Net loss for the year	3,277,583	2,566,220
Deficit, end of year, as restated	$ 23,073,086	$ 19,795,503

3.  Capital assets:

			Sept 30, 2002
	Cost	Accumulated Amortization	Net book value

Office equipment	$ 292,856	$ 163,832	$ 129,024
Mining equipment	1,158,379	22,004	1,136,375
Vehicles	514,331	134,440	379,891
Computer software	24,029	22,417	1,612
Buildings and equipment	6,510,677	-	6,510,677
Power transmission and distribution system	177,539	-	177,539
Research and development cots	39,065	-	39,065
	$ 8,716,876	$ 342,693	$ 8,374,183

			Dec, 31, 2001
	Cost	Accumulated Amortization	Net book value

Office equipment	$ 303,807	$ 156,070	$ 147,737
Mining equipment	1,167,160	20,213	1,146,947
Vehicles	470,521	82,200	388,321
Computer software	24,029	21,457	2,572
Buildings and equipment	6,431,374	-	6,431,374
Power transmission and distribution system	175,376	-	175,376
	$ 8,572,267	$ 279,940	$ 8,292,327

4.  Deferred expenditures:

	As of September 30, 2002
	Malhadinha	Aljustrel	Crypto	Total
	$	$	$	$

Balance - Beginning of Period	1,427,691	15,300,229	90	16,728,010

Exploration and Development Expenses
Drilling	45,702	-	-	45,702
Electricity	-	360,578	-	360,578
Engineering	-	145,753	-	145,753
Environmental and Geotechnical	-	21,148	-	21,148
Geology	-	107,584	1,501	109.085
Maintenance	-	137,886	-	137,886
Management Salaries	-	455,144	-	455,144
Materials and Supplies	-	275,478	-	275,478
Property fees and taxes	-	56,670	7,334	64,004
Security	-	140,083	-	140,083
Site Office	5,608	352,948	-	358,556
Wages	-	1,430,027	-	1,430,027
Current expenditures	51,310	3,483,300	8,835	3,543,445

Balance - End of Period	1,479,001	18,783,529	8,925	20,271,455

	As of September 30, 2001
	Malhadinha	Aljustrel	Crypto	Total
	$	$	$	$

Balance - Beginning of Period	1,425,258	13,414,794	100,001	14,940,053

Exploration and Development Expenses
Assaying	-	1,611	-	1,611
Engineering	-	267,848	-	267,848
Environmental and Geotechnical	-	28,472	-	28,472
Geology	-	320,981	-	320,981
Geophysical survey	8,150	-	-	8,150
Metallurgy	-	299,249	-	299,249
Management salaries	-	461,234	-	461,234
Site Office	1,583	185,966	90	187,639
Recovery	(7,300)	-	-	(7,300)
Current expenditures	2,433	1,565,361	90	1,567,884

Balance - End of Period	1,427,691	14,980,155	100,091	16,507,937

5. Related party transactions:

During the nine months period ended September 30, 2002, a total of $90,412 (September 30, 2001 - $115,127) in management fees was paid to three Directors, two of whom are also officers of the Company, for services performed.

6. Share Capital:

Number

Amount

Common shares:

Balance, December 31, 2001

62,051,358

$ 31,835,082

Issued during period ended September 30, 2002:

For cash:

Shares

7,399,493

1,109,924

For debt

795,651

119,348

Financing costs

-

(62,827)

Balance, September 30, 2002

70,246,502

$ 33,001,527

Shares that are issued for non-cash consideration are recorded at their market value at the date of issuance.

7.   Convertible Loan:

During the third quarter, Resource Capital Funds (RCF) advanced another Cdn$933,780 (US$600,000), also as a convertible bridge demand loan facility to bring the total in additional convertible bridge demand loan facilities since the start of the fiscal year to Cdn$3,177,065 (US$2,050,000).

The new facilities will accrue interest at a floating annual rate equal to LIBOR plus three percent, compounding quarterly, and is payable semi-annually, at the option of EuroZinc, in cash or free-trading shares at the ten day weighted average market price. The Company may repay the facilities upon not less than thirty days prior notice to RCF, however, after receiving notice RCF will be entitled to exercise its conversion rights. RCF will have the right at any time after September 1, 2002 to convert all or any portion of the principal amount of the loans, and all or any portion of outstanding unpaid interest in common shares of the Company. The conversion price for Cdn$549,500 of the facilities will be $0.15 per share through May 10, 2004, increasing by $0.05 per share on each subsequent May 10 while the conversion rights remain outstanding. The conversion price for Cdn$918,000 of the facilities will be $0.14 per share through June 24, 2004, increasing by $0.05 per share on each subsequent June 24 while the conversion rights remain outstanding. The conversion price for Cdn$933,780 (latest advance) will be $0.10 per share through August 19, 2004, increasing by $0.05 per share on each subsequent August 19 while the conversion rights remain outstanding. All facilities remain subject to certain conditions including definitive documentation, determination of security and regulatory approvals.

8.  Subsequent Events:

The terms of the first US$4 million convertible loan facility agreement with the Resource Capital Fund, initially entered into on April 21, 1999 were amended in November 2002.  The loan facility was due to mature on December 31, 2002, however, the maturity date has now been extended until December 31, 2003.  In return, the conversion prices have been reduced from the current conversion price of Cdn$0.60 to Cdn$0.25 for the first US$2 million, and from the current conversion price of Cdn$0.80 to Cdn$0.33 for the balance of the US$4 million loan facility.  The amended terms are subject to regulatory approval.

EuroZinc

SUPPLEMENTARY INFORMATION

For the Quarter ended September 30, 2002

SECURITIES ISSUED
Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Payment	Comm- ission
Sep 12, 2002 *	Common Shares	Rights Offering	515	$0.15	$77	Cash	None

OPTIONS GRANTED

- None -

AS AT SEPTEMBER 30, 2002

AUTHORIZED AND ISSUED SHARE CAPITAL
Class	Par Value	Authorized Number	Issued Number Amount
Common	N.P.V.	200,000,000	70,246,502	$33,001,527

OPTIONS, WARRANTS, AND CONVERTIBLE SECURITIES OUTSTANDING
Security	Number/ Amount	Exercise/Conver. Price	Expiry Date
Options	75,000	$0.56	Jun 19, 2003
Options	1,265,000	$0.36	Jun 30, 2003
Options	75,000	$0.40	Aug 05, 2003
Options	75,000	$0.36	Nov 20, 2003
Options	37,500	$0.56	Nov 20, 2003
Options	25,000	$0.36	Sep 03, 2004
Options	1,534,700	$0.36	Dec 17, 2004
Options	375,000	$0.36	May 31, 2005
Options	100,000	$0.36	Sep 25, 2005
Options	945,450	$0.36	Jun 11, 2006
Options	1,002,925	$0.36	Sep 28, 2006
Options	400,000	$0.15	Nov 14, 2006
Warrants	3,612,554	$0.55	Dec 22, 2003
Warrants	1,853,115	$0.40	Dec 31, 2002
Warrants	1,600,000	$0.10	Aug 19, 2004
Convertible	$2,964,984	$0.60	Dec 31, 2002 *
Convertible	$2,964,984	$0.80	Dec 31, 2002 *
Convertible	$471,000	$0.10	Dec 31, 2003
	$3,625,500	$0.15	Dec 31, 2003**
Convertible	$549,500	$0.15 $0.20	May 10, 2004 May 10, 2005***
	$918,000	$0.14 $0.19	Jun 24, 2004 Jun 24, 2005***
	$933,780	$0.10 $0.15	Aug 02, 2004 Aug 02, 2005***

* Convertible must be repaid or converted by December 31, 2002

** Convertible must be repaid or converted by December 31, 2003

*** Convertible must be repaid or converted on Demand. Conversion price increases

$0.05 on each anniversary date while conversion rights are outstanding

SHARES IN ESCROW OR SUBJECT TO POOLING

- None -

DIRECTORS

John A. Greig

Alvin W. Jackson

David F. Mullen

Christian Bué

Ryan T. Bennett

J. Edward Fletcher

M. Norman Anderson

EuroZinc

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

OVERVIEW

EuroZinc is a mineral exploration and mine development company. In December 2001, the Company purchased control of Pirites Alentejanas S.A. (“PA”), the company that holds the mining leases and other assets of the Aljustrel base metal mine in Portugal, which has been the Company’s primary focus since 1998. During the quarter, the Company received approval through the Portuguese courts to reschedule historical creditors debt in PA, to reorganize its finances to reflect the capital investment made by EuroZinc, and to simplify the administration of PA. The court ruled that the historical creditors’ debts will be repaid according to a schedule that begins thirty-six months after the start of commercial production, and that a capital reorganization may proceed that will give EuroZinc effectively 99.9% ownership in PA. The provisions of the court award were carried out at an Extraordinary General Shareholders Meeting of PA held on November 13, 2002. The restructured PA will be much simpler to administer and will be in a much healthier financial position, which will expedite the process of moving the Aljustrel zinc project forward to production.

A positive feasibility study for putting the Aljustrel mine into production was completed in June 2000 and updated in February 2001, however, the required capital expenditures have been deferred awaiting a recovery from historically low zinc prices. Employees at PA continue to carry out underground rehabilitation work on site at Aljustrel to improve access to the Feitais deposit, as well as de-watering to reduce the level of the tailings pond. During the quarter a drill hole was completed on the Estação deposit, which was required under the terms of the Malhadinha concession. The grades of the mineralization encountered in that drill hole were markedly higher than the overall averages for Estação to date (see October 9, 2002 News Release). EuroZinc continues to rely on its largest shareholder, Resource Capital Funds, to provide convertible debt financing to support the maintenance of PA and the Aljustrel mine.

Corporately, subsequent to the end of the quarter Norman Anderson resigned as director and Chairman of the Company after guiding it through an exhaustive technical review of the Aljustrel project and the corporate downsizing after completion of the feasibility study. J.E. (Ted) Fletcher replaced Mr. Anderson as Chairman of the Board of Directors. Mr. Fletcher has a similar wealth of experience in the zinc industry. Also, Mr. Graham Mascall joined the Board of Directors. Mr. Mascall brings to the Board extensive experience in mining and mine finance, with a European focus.

For the nine months period ended September 30, 2002 (Third Interim 2002), losses totaled $1,007,699 ($0.015 per share) compared to a total of $1,653,196 ($0.030 per share) for the nine months period ended September 30, 2001 (Third Interim 2001). During the Third Interim 2002, $3,483,300 was invested in the development of the Aljustrel project, compared to a total of $1,565,361 invested in the Third Interim 2001. The added carrying costs of PA account for the significant increase in the Aljustrel investment over this period.

RESULTS OF OPERATIONS

Exploration and Development Activities

$2,703,658 of the $3,483,300 invested in the development of the Aljustrel project during the Third Interim 2002, was spent directly through newly acquired subsidiary, PA. The balance was spent through EuroZinc’s original Portuguese operating subsidiary, AGC Minas de Portugal. PA wages continue to account for approximately half of the expenditure, $1,430,027. Management salaries totaled $455,144, and included both existing PA management and AGC managers. Power costs of $360,578 continued to be a significant cost, due to the need to operate the mill facility for the tailings pond de-watering program. The balance of the Aljustrel development expenditure is for engineer and geologist salaries ($253,337), site office costs ($352,948), security ($140,083), and materials and supplies ($275,478). There is not expected to be any significant change in the level of Aljustrel development expenditures for the foreseeable future.

Operating and Administration Expenses

Operating and administration expenses totaled $1,162,627 (after cost recoveries and before foreign exchange gains/losses and writing-off old PA payables) in the Third Interim 2002 as compared to $1,652,623 in the Third Interim 2001. Accounting and legal charges increased from $106,949 in the Third Interim 2001 to $146,227 in the Third Interim 2002 as a result of the additional work associated with the acquisition of PA. Bank charges and interest also increased from $288,376 in the Third Interim 2001 to $333,913 in the Third Interim 2002 as a result of the increase in the outstanding convertible loan balances with Resource Capital Funds. The “downsizing” of the EuroZinc head office in Vancouver decreased costs significantly in most other categories of operating and administration expenses: Management fees were reduced from $115,127 to $90,412, office expenses were reduced from $101,387 to $55,282, rent was decreased from $111,805 to $17,105, and wages were reduced from $401,022 to $232,914 for the period. Consulting and Professional Fees were reduced dramatically from $355,949 to $2,706, as there were no significant advisory contracts in the 2002 period.

The Company does not have a hedging policy to mitigate the impact of foreign currency fluctuations as yet. However, to the extent that funds from placements and borrowings are received in U.S. Dollars they are generally left in U.S. Dollar instruments until required for operations either in Canada or Portugal to avoid the cost of unnecessary currency exchanges.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

The total amount of cash used by the Company for its operating activities in the Third Interim 2002 was $1,013,464, after allowance for non-cash items, compared to a total of $1,001,647 in the Third Interim 2001. As a result of the reduction in administration costs, the net loss for the Third Interim 2002 was less than the net loss for the Third Interim 2001 ($1,007,699 as compared to $1,653,196), however, after accounting for several non-cash items the cash used for operating activities increased marginally from $1,001,647 in the Third Interim 2001 to $1,013,464 in the Third Interim 2002. The most significant non-cash adjustment was the transfer of $864,221 from current liabilities to deferred payables for housing in the town of Aljustrel to be transferred to former employees over time as formal approval is received from local authorities, and an adjustment of $208,529 to acquisition costs and capital assets in relation to the acquisition of PA. Receivables in the Third Interim 2002 were also increased by $180,902 as a result of an increase in VAT receivable in relation to the Aljustrel project in Portugal.

Investing Activities

$3,483,300 of the total of $3,543,445 invested in mineral properties in the nine month period of 2002 was spent on the Aljustrel mine and the majority of those expenditures were to maintain the Aljustrel operating company, PA, and its “care and maintenance“ workforce. The balance was spent on work on the Malhadinha exploration concession, which surrounds Aljustrel, and for maintenance of the Crypto property in Utah. Although maintaining PA and the Aljustrel project places significant cash demands on the Company, management considers it a very worthwhile investment for the future of the project and the Company. Some of what has been expended to date on PA will also help to reduce the overall start-up costs of the project when a production decision has been made.

Financing Activities

During the Third Interim 2002, a total of $1,109,924 was raised through the Company’s rights offering, which closed on May 21, 2002. The balance of $3,177,065 in financing activities during the nine months period was with the Resource Capital Funds. US$ 500,000, of the US$2.6 million convertible loan facility negotiated with the Resource Capital Fund in December 2001 was forwarded during the period and the Resource Capital Fund advanced an additional US$1,550,000 (Cdn$2,403,500) as a convertible bridge demand loan facility (see Note 7). Although the financings are dilutive at current equity prices, the support of the Resource Capital Funds has been critical to the Company’s ability to maintain the Aljustrel project to be positioned to move the project forward when commodity prices will allow.

Cash Resources and Liquidity

As of the end of the Third Interim 2002 EuroZinc had a working capital deficiency of $5,559,910, as compared to a working capital deficiency of $6,049,955 at December 31, 2001. The working capital deficiency is still primarily a result of the inclusion of $5,415,288 in convertible loans, due as of December 31, 2002, in current liabilities rather than long term debt. Subsequent to the end of the quarter, an agreement was signed with the Resource Capital Funds to extend the term of the convertible loans to December 31, 2003, which would remove that amount from current liabilities. Also, it is expected that almost half of the remaining $317,427 in current liabilities attributable to PA will be converted to grants over the next year. As at the end of the Third Interim 2002, however, cash resources and liquidity continues to be the single most significant challenge for the Company. Project financing to bring Aljustrel into production is not available with the current depressed state of base metal prices, and the Company has had to rely almost exclusively on the Resource Capital Funds to maintain PA and the Aljustrel mine. Metal prices are clearly out of management’s control, however, with the continued support of the Resource Capital Funds management is endeavouring to position the Company to take advantage of the inevitable recovery in metal prices.